UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

West Coast Ventures Group Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

952213106

(CUSIP Number)

Labrys Fund, LP

48 Parker Road

Wellesley, MA 02482

1-781-729-0720

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 952213106	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Labrys Fund, LP1 EIN #81-4572509
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America, State of Delaware

	5.	SOLE VOTING POWER

		1,546,727
NUMBER OF	6.	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7.	SOLE DISPOSITIVE POWER
EACH
REPORTING		1,546,727
PERSON WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,546,727
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.497%[2]
12.	TYPE OF REPORTING PERSON (see instructions)

Accredited Investor

1 Labrys Fund General Partner, LP (“Labrys GP”) manages investments of Labrys Fund, LP (“Labrys”).

2 Based on 18,203,271 outstanding shares of common stock as of April 30, 2018, as reported in the Form 8-K filed with the Securities and Exchange Commission (the “SEC”) by West Coast Ventures Group Corp., a Nevada corporation (the “Company”), on May 1, 2018. The Company issued a common stock purchase warrant to Labrys on January 18, 2018, for the purchase of up to 500,000 shares of the Company’s common stock at an initial exercise price of $0.50 per share (the “Warrants”). The Warrants, signed by James Nixon, as Chief Executive Officer of the Company, are attached hereto as Exhibit “A”. Section 1(c) of the Warrants, titled Holder’s Exercise Limitations, contains certain beneficial ownership limitations therein. Specifically, Section 1(c) of the Warrants states that the Company shall not effect any exercise of the Warrants, and that Labrys shall not have the right to exercise any portion of the Warrants, if such exercise would exceed the Beneficial Ownership Limitation (as defined in the Warrants). Section 1(c) of the Warrants permits Labrys to increase the Beneficial Ownership Limitation to a maximum of 9.99% upon no less than 61 day’s prior notice to the Company. The relevant portion of Section 1(c) of the Warrants states as follows: “The “Beneficial Ownership Limitation” shall be 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of this Warrant. Upon no fewer than 61 days’ prior notice to the Company, a Holder may increase or decrease the Beneficial Ownership Limitation provisions of this paragraph, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of this Warrant held by the Holder and the provisions of this paragraph shall continue to apply.” The Beneficial Ownership Limitation is currently 4.99%, and Labrys has not given any notice to the Company with respect to an increase of this percentage. Accordingly, the Company’s statements in the Form 8-K/A filed with the SEC by the Company on May 10, 2018, with respect to the Warrants and Labrys’ beneficial ownership, are inaccurate. The Company and the Company’s legal counsel were expressly notified of the following on May 9, 2018: (1) the existence of Section 1(c) and the Beneficial Ownership Limitation in the Warrants and (2) that the Company’s calculations with respect to the beneficial ownership of Labrys as later stated in the Form 8-K/A filed with the SEC on May 10, 2018, were inaccurate. Labrys is not an affiliate of the Company, and is contractually prohibited from effectuating any exercise under the Warrants at this time since Labrys beneficially owns 8.497% of the Company’s common stock (which exceeds the Beneficial Ownership Limitation of 4.99% as provided in the Warrants).

CUSIP No. 952213106	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer
West Coast Ventures Group Corp.

(b)	Address of Issuer’s Principal Executive Offices
15400 W. 64th Ave., Unit E1A, Arvada, CO 80007

Item 2.

(a)	Name of Person Filing
Labrys Fund, LP

(b)	Address of the Principal Office or, if none, residence
48 Parker Road, Wellesley, MA 02482

(c)	Citizenship
United States of America

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
952213106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 952213106	13G	Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,546,727 (1)

(b)	Percent of class: 8.497% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 1,546,727 (1)

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 1,546,727 (1)

(iv)	Shared power to dispose or to direct the disposition of 0

(1) The investments of Labrys are managed by Labrys GP.

(2) Based on 18,203,271 outstanding shares of common stock as of April 30, 2018, as reported in the Form 8-K filed with the Securities and Exchange Commission by West Coast Ventures Group Corp. on May 1, 2018.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

CUSIP No. 952213106	13G	Page 5 of 5 Pages

Item 10. Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2018
Date

Labrys Fund, LP

By: Labrys Fund General Partner, LP

/s/ G. Lane Murphy
Signature

G. Lane Murphy, Manager
Name/Title

NEITHER THIS SECURITY NOR THE SECURITIES AS TO WHICH THIS SECURITY MAY BE EXERCISED HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

COMMON STOCK PURCHASE WARRANT

WEST COAST VENTURES GROUP CORP.

Warrant Shares: 500,000
Date of Issuance: January 18, 2018 ("Issuance Date")

This COMMON STOCK PURCHASE WARRANT (the "Warrant") certifies that, for value received (in connection with the funding of the purchase price of $153,000.00, for the first tranche of $170,000.00 under the $500,000.00 convertible promissory note to the Holder (as defined below) of even date) (the "Note"), Labrys Fund, LP, a Delaware limited partnership (including any permitted and registered assigns, the "Holder"), is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date of issuance hereof, to purchase from West Coast Ventures Group Corp., a Nevada corporation (the "Company"), up to 500,000 shares of Common Stock (as defined below) (the "Warrant Shares") (whereby such number may be adjusted from time to time pursuant to the terms and conditions of this Warrant) at the Exercise Price per share then in effect. This Warrant is issued by the Company as of the date hereof in connection with that certain securities purchase agreement dated January 18, 2018, by and among the Company and the Holder (the "Purchase Agreement").

Capitalized terms used in this Warrant shall have the meanings set forth in the Purchase Agreement unless otherwise defined in the body of this Warrant or in Section 12 below. For purposes of this Warrant, the term "Exercise Price" shall mean $0.50, subject to adjustment as provided herein, and the term "Exercise Period" shall mean the period commencing on the Issuance Date and ending on 5:00 p.m. eastern standard time on the three-year anniversary thereof.

1. EXERCISE OF WARRANT.

(a) *Mechanics of Exercise*. Subject to the terms and conditions hereof, the rights represented by this Warrant may be exercised in whole or in part at any time or times during the Exercise Period by delivery of a written notice, in the form attached hereto as Exhibit A (the "Exercise Notice"), of the Holder's election to exercise this Warrant. The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. On or before the third Trading Day (the "Warrant Share Delivery Date") following the date on which the Company shall have received the Exercise Notice, and upon receipt by the Company of payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which all or a portion of this Warrant is being exercised (the "Aggregate Exercise Price" and together with the Exercise Notice, the "Exercise Delivery Documents") in cash or by wire transfer of immediately available funds, the Company shall (or direct its transfer agent to) issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Delivery Documents, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates evidencing such Warrant Shares. If this Warrant is submitted in connection with any exercise and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than three Business Days after any exercise and at its own expense, issue a new Warrant (in accordance with Section 6) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised.

If the Company fails to cause its transfer agent to transmit to the Holder the respective shares of Common Stock by the respective Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise in Holder's sole discretion, and such failure shall be deemed an event of default under the Note.

(b) *No Fractional Shares*. No fractional shares shall be issued upon the exercise of this Warrant as a consequence of any adjustment pursuant hereto. All Warrant Shares (including fractions) issuable upon exercise of this Warrant may be aggregated for purposes of determining whether the exercise would result in the issuance of any fractional share. If, after aggregation, the exercise would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then-current fair market value of a Warrant Share by such fraction.

(c) *Holder's Exercise Limitations*. The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, to the extent that after giving effect to issuance of Warrant Shares upon exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder's Affiliates, and any other persons acting as a group together with the Holder or any of the Holder's Affiliates), would beneficially own in excess of the Beneficial Ownership Limitation, as defined below. For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the Holder and its Affiliates shall include the number of shares of Common Stock issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (i) exercise of the remaining, non-exercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates and (ii) exercise or conversion of the unexercised or non-converted portion of any other securities of the Company (including without limitation any other Common Stock Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates. Except as set forth in the preceding sentence, for purposes of this paragraph (d), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this paragraph applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any affiliates) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder's determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination.

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For purposes of this paragraph, in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as reflected in (A) the Company's most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or its transfer agent setting forth the number of shares of Common Stock outstanding. Upon the request of a Holder, the Company shall within two Trading Days confirm to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its affiliates since the date as of which such number of outstanding shares of Common Stock was reported. The "Beneficial Ownership Limitation" shall be 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of this Warrant. Upon no fewer than 61 days' prior notice to the Company, a Holder may increase or decrease the Beneficial Ownership Limitation provisions of this paragraph, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of this Warrant held by the Holder and the provisions of this paragraph shall continue to apply. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Company and shall only apply to such Holder and no other Holder. The limitations contained in this paragraph shall apply to a successor Holder of this Warrant. The Company covenants that this Warrant is outstanding, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares, free from preemptive rights, to provide for the issuance of Common Stock upon the full exercise of this Warrant. The Company is required at all times to have authorized and reserved five times the number of shares that is actually issuable upon full exercise of the Warrant (based on the Exercise Price in effect at that time)(the "Reserved Amount"). The Reserved Amount shall be increased from time to time in accordance with the Company's obligations hereunder.

2. ADJUSTMENTS. The Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:

(a) *Distribution of Assets*. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including without limitation any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case:

(i) any Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of shares of Common Stock entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction (i) the numerator of which shall be the Closing Sale Price of the shares of Common Stock on the Trading Day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company's Board of Directors) applicable to one share of Common Stock, and (ii) the denominator of which shall be the Closing Sale Price of the shares of Common Stock on the Trading Day immediately preceding such record date; and

(ii) the number of Warrant Shares shall be increased to a number of shares equal to the number of shares of Common Stock obtainable immediately prior to the close of business on the record date fixed for the determination of holders of shares of Common Stock entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding clause (i); provided, however, that in the event that the Distribution is of shares of common stock of a company (other than the Company) whose common stock is traded on a national securities exchange or a national

3

automated quotation system ("Other Shares of Common Stock"), then the Holder may elect to receive a warrant to purchase Other Shares of Common Stock in lieu of an increase in the number of Warrant Shares, the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the number of shares of Other Shares of Common Stock that would have been payable to the Holder pursuant to the Distribution had the Holder exercised this Warrant immediately prior to such record date and with an aggregate exercise price equal to the product of the amount by which the exercise price of this Warrant was decreased with respect to the Distribution pursuant to the terms of the immediately preceding clause (i) and the number of Warrant Shares calculated in accordance with the first part of this clause (ii).

(b) *Anti-Dilution Adjustments to Exercise Price*. If the Company or any Subsidiary thereof, as applicable, at any time while this Warrant is outstanding, shall sell or grant any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Stock or securities entitling any person or entity to acquire shares of Common Stock (upon conversion, exercise or otherwise), at an effective price per share less than the then Exercise Price (such lower price, the "Base Share Price" and such issuances collectively, a "Dilutive Issuance") (if the holder of the Common Stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share which is less than the Exercise Price, such issuance shall be deemed to have occurred for less than the Exercise Price on such date of the Dilutive Issuance), then the Exercise Price shall be reduced at the option of the Holder and only reduced to equal the Base Share Price, and the number of Warrant Shares issuable hereunder shall be increased such that the aggregate Exercise Price payable hereunder, after taking into account the decrease in the Exercise Price, shall be equal to the aggregate Exercise Price prior to such adjustment. Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued. The Company shall notify the Holder in writing, no later than the Trading Day following the issuance of any Common Stock or Common Stock Equivalents subject to this Section 2(b), indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms (such notice the "Dilutive Issuance Notice"). For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 2(b), upon the occurrence of any Dilutive Issuance, after the date of such Dilutive Issuance the Holder is entitled to receive a number of Warrant Shares based upon the Base Share Price regardless of whether the Holder accurately refers to the Base Share Price in the Notice of Exercise.

(c) *Splits*. If the Company, at any time while this Warrant is outstanding: (i) subdivides outstanding shares of Common Stock into a larger number of shares, (ii) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (iii) issues by reclassification of shares of the Common Stock any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price payable hereunder shall remain unchanged. Any adjustment made pursuant to this Section 2(c) as described above shall become effective immediately after the effective date of the respective subdivision, combination or re-classification.

3. FUNDAMENTAL TRANSACTIONS. If, at any time while this Warrant is outstanding, (i) the Company effects any merger of the Company with or into another entity and the Company is not the surviving entity (such surviving entity, the "Successor Entity"), (ii) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (iii) any tender offer or exchange offer (whether by the Company or by another individual or entity, and approved by the Company) is completed pursuant to which

4

holders of Common Stock are permitted to tender or exchange their shares of Common Stock for other securities, cash or property and the holders of at least 50% of the Common Stock accept such offer, or (iv) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of shares of Common Stock) (in any such case, a "Fundamental Transaction"), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive the number of shares of Common Stock of the Successor Entity or of the Company and any additional consideration (the "Alternate Consideration") receivable upon or as a result of such reorganization, reclassification, merger, consolidation or disposition of assets by a holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such event (disregarding any limitation on exercise contained herein solely for the purpose of such determination). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any Successor Entity in such Fundamental Transaction shall issue to the Holder a new warrant consistent with the foregoing provisions and evidencing the Holder's right to exercise such warrant into Alternate Consideration.

4. NON-CIRCUMVENTION. The Company covenants and agrees that it will not, by amendment of its certificate of incorporation, bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the Exercise Price then in effect, (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock upon the exercise of this Warrant, and (iii) shall, for so long as this Warrant is outstanding, have authorized and reserved, free from preemptive rights, ten (10) times the number of shares of Common Stock into which the Warrants are then exercisable into to provide for the exercise of the rights represented by this Warrant (without regard to any limitations on exercise).

5. WARRANT HOLDER NOT DEEMED A STOCKHOLDER. Except as otherwise specifically provided herein, this Warrant, in and of itself, shall not entitle the Holder to any voting rights or other rights as a stockholder of the Company. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

6. REISSUANCE.

(a) *Lost, Stolen or Mutilated Warrant*. If this Warrant is lost, stolen, mutilated or destroyed, the Company will, on such terms as to indemnity or otherwise as it may reasonably impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination and tenor as this Warrant so lost, stolen, mutilated or destroyed.

(b) *Issuance of New Warrants*. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant shall be of like tenor with this Warrant, and shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date.

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7. TRANSFER.

(a) *Notice of Transfer*. The Holder agrees to give written notice to the Company before transferring this Warrant or transferring any Warrant Shares of such Holder's intention to do so, describing briefly the manner of any proposed transfer. Promptly upon receiving such written notice, the Company shall present copies thereof to the Company's counsel. If the proposed transfer may be effected without registration or qualification (under any federal or state securities laws), the Company, as promptly as practicable, shall notify the Holder thereof, whereupon the Holder shall be entitled to transfer this Warrant or to dispose of Warrant Shares received upon the previous exercise of this Warrant, all in accordance with the terms of the notice delivered by the Holder to the Company; provided, however, that an appropriate legend may be endorsed on this Warrant or the certificates for such Warrant Shares respecting restrictions upon transfer thereof necessary or advisable in the opinion of counsel and satisfactory to the Company to prevent further transfers which would be in violation of Section 5 of the Securities Act and applicable state securities laws; and provided further that the prospective transferee or purchaser shall execute the Assignment of Warrant attached hereto as Exhibit B and such other documents and make such representations, warranties, and agreements as may be required solely to comply with the exemptions relied upon by the Company for the transfer or disposition of the Warrant or Warrant Shares.

(b) If the proposed transfer or disposition of this Warrant or such Warrant Shares described in the written notice given pursuant to this Section 7 may not be effected without registration or qualification of this Warrant or such Warrant Shares, the Holder will limit its activities in respect to such transfer or disposition as are permitted by law.

(c) Any transferee of all or a portion of this Warrant shall succeed to the rights and benefits of the initial Holder of this Warrant.

8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with the notice provisions contained in the Purchase Agreement. The Company shall provide the Holder with prompt written notice (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, the calculation of such adjustment and (ii) at least 20 days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the shares of Common Stock, (B) with respect to any grants, issuances or sales of any stock or other securities directly or indirectly convertible into or exercisable or exchangeable for shares of Common Stock or other property, pro rata to the holders of shares of Common Stock or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

9. AMENDMENT AND WAIVER. The terms of this Warrant may be amended or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Holder.

10. GOVERNING LAW. This Warrant shall be governed by and construed in accordance with the laws of the State of Nevada without regard to principles of conflicts of laws. Any action brought by either party against the other concerning the transactions contemplated by this Warrant shall be brought only in the state courts or federal courts located in the Commonwealth of Massachusetts. The parties to this Warrant hereby irrevocably waive any objection to jurisdiction and venue of any action instituted hereunder and shall not assert any defense based on lack of jurisdiction or venue or based upon *forum non conveniens*. **EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR UNDER ANY OTHER TRANSACTION DOCUMENT ENTERED INTO IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR ANY**

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TRANSACTION CONTEMPLATED HEREBY OR THEREBY. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of this Warrant or any other agreement delivered in connection herewith is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of any agreement. Each party hereby irrevocably waives personal service of process and consents to process being served in any suit, action or proceeding in connection with this Agreement or any other Transaction Document by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

11. ACCEPTANCE. Receipt of this Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

12. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

(a) "Nasdaq" means www.Nasdaq.com.

(b) "Closing Sale Price" means, for any security as of any date, (i) the last closing trade price for such security on the Principal Market, as reported by Nasdaq, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing trade price, then the last trade price of such security prior to 4:00 p.m., New York time, as reported by Nasdaq, or (ii) if the foregoing does not apply, the last trade price of such security in the over-the-counter market for such security as reported by Nasdaq, or (iii) if no last trade price is reported for such security by Nasdaq, the average of the bid and ask prices of any market makers for such security as reported by the OTC Markets. If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

(c) "Common Stock" means the Company's common stock, and any other class of securities into which such securities may hereafter be reclassified or changed.

(d) "Common Stock Equivalents" means any securities of the Company that would entitle the holder thereof to acquire at any time Common Stock, including without limitation any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

(e) "Dilutive Issuance" is any issuance of Common Stock or Common Stock Equivalents described in Section 2(b) above; provided, however, that a Dilutive Issuance shall not include any Exempt Issuance.

(f) "Exempt Issuance" means the issuance of (i) shares of Common Stock or options to employees, officers, or directors of the Company pursuant to any stock or option plan duly adopted by a majority of the non-employee members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directors established for such purpose, (ii) securities issued pursuant to acquisitions approved by a majority of the disinterested directors of the Company, and (iii) shares of Common Stock issued pursuant to any real property leasing arrangement approved by the Board of Directors of the Company.

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(g) "Principal Market" means the primary national securities exchange on which the Common Stock is then traded.

(h) "Market Price" means the highest traded price of the Common Stock during the thirty (30) Trading Days prior to the date of the respective Exercise Notice.

(i) "Trading Day" means (i) any day on which the Common Stock is listed or quoted and traded on its Principal Market, (ii) if the Common Stock is not then listed or quoted and traded on any national securities exchange, then a day on which trading occurs on any over-the-counter markets, or (iii) if trading does not occur on the over-the-counter markets, any Business Day.

* * * * * * *

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IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed as of the Issuance Date set forth above.

WEST COAST VENTURES GROUP CORP.

____

Name: James Nixon
Title: Chief Executive Officer

EXHIBIT A

EXERCISE NOTICE

(To be executed by the registered holder to exercise this Common Stock Purchase Warrant)

THE UNDERSIGNED holder hereby exercises the right to purchase ________________ of the shares of Common Stock ("Warrant Shares") of West Coast Ventures Group Corp., a Nevada corporation (the "Company"), evidenced by the attached copy of the Common Stock Purchase Warrant (the "Warrant"). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

1. Form of Exercise Price. The Holder intends that payment of the Exercise Price shall be made as (check one):

   ☐ a cash exercise with respect to ________________ Warrant Shares.

   ;

2. Payment of Exercise Price. If cash exercise is selected above, the holder shall pay the applicable Aggregate Exercise Price in the sum of $__________________ to the Company in accordance with the terms of the Warrant.

3. Delivery of Warrant Shares. The Company shall deliver to the holder _________________ Warrant Shares in accordance with the terms of the Warrant.

Date: ___________________________

____

(Print Name of Registered Holder)

By: ____________________________________

Name: __________________________________

Title: ___________________________________

EXHIBIT B

ASSIGNMENT OF WARRANT

(To be signed only upon authorized transfer of the Warrant)

FOR VALUE RECEIVED, the undersigned hereby sells, assigns, and transfers unto ___________________ the right to purchase ______________ shares of common stock of West Coast Ventures Group Corp., to which the within Common Stock Purchase Warrant relates and appoints ___________________, as attorney-in-fact, to transfer said right on the books of West Coast Ventures Group Corp. with full power of substitution and re-substitution in the premises. By accepting such transfer, the transferee has agreed to be bound in all respects by the terms and conditions of the within Warrant.

Dated: _________________

____
(Signature) *

____
(Name)

____
(Address)

____
(Social Security or Tax Identification No.)

* The signature on this Assignment of Warrant must correspond to the name as written upon the face of the Common Stock Purchase Warrant in every particular without alteration or enlargement or any change whatsoever. When signing on behalf of a corporation, partnership, trust or other entity, please indicate your position(s) and title(s) with such entity.